UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

DZS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-32743	22-3509099
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

5700 Tennyson Parkway, Suite 400

Plano, TX 75024

(Address of Principal Executive Offices, Including Zip Code)

Justin Ferguson

Chief Legal Officer

(469) 327-1531

(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of DZS Inc.’s Conflict Minerals Report is attached hereto as Exhibit 1.01 to this Form SD and, along with this Form SD, is publicly available at the DZS Inc.’s website: https://investor.dzsi.com/financials/sec-filings/default.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report for DZS Inc. for the period January 1, 2021 to December 31, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2022	DZS Inc.

	By:	/s/ Justin Ferguson
Justin Ferguson
Chief Legal Officer